1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	September 27, 2011	By /s/ Zhang Baocai

		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Voluntary Announcement

Acquisition of 100% equity interests of Wesfarmers Premier Coal

Limited and Wesfarmers Char Pty Ltd in Australia

This is a voluntary announcement made by the Company.

On 27 September 2011, Austar, a wholly-owned subsidiary of the Company, signed a share sale agreement to acquire 100% equity interests of both Wesfarmers Premier Coal and Wesfarmers Char as a package for a consideration of AUD296.8 million (equivalent to approximately RMB1,863 million).

The transaction does not constitute a connected transaction.

The general manager’s office of the Company has the authority to approve this transaction.

The transaction is subject to final approvals by the relevant administrative and regulatory authorities in the People’s Republic of China and Australia.

The transaction is beneficial to further enhancing the Company’s coal resource reserves and optimizing the Company’s asset portfolio in Australia. It will serve as a positive supplementation to Company’s current production and management projects and ensure the Company a sustainable development and enhanced profitability in the future.

Transaction Summary

In order to enhance Yanzhou Coal Mining Company Limited (the “Company”)’s back-up resource reserves and sustainable development capability as well as to continuously improve the return of the shareholders, upon approval at the working meeting of the Company’s general manager’s office, Austar Coal Mine Pty Limited (“Austar”) entered into a share sale agreement on 27 September 2011 (“Share Sale Agreement”) with, among others, two indirectly wholly-owned subsidiaries of Wesfarmers Limited (“Wesfarmers”), pursuant to which Austar will acquire 100% equity interests of both Wesfarmers Premier Coal Limited (“Premier Coal”) and Wesfarmers Char Pty Ltd (“Wesfarmers Char”) for a consideration of AUD 296.8 million.

Austar is a wholly owned subsidiary of Yancoal Australia Pty Limited (“Yancoal Australia”), which is 100% owned by the Company.

This transaction does not constitute a connected transaction.

The transaction is subject to final approvals by the relevant administrative and regulatory authorities in the People’s Republic of China and Australia.

Basic Information of the Subject of the Transaction

(1) The Shareholding Structure of the Subject of the Transaction

Both of Premier Coal and Wesfarmers Char are corporations registered in the City of Perth, West Australia. They are indirectly wholly-owned subsidiaries of Wesfarmers, which is a large diversified conglomerate group in Australia and listed on the Australian Securities Exchange with the ticker of “WES” .

(a). Premier Coal: Its principal businesses are exploration, production and processing of coal. It is 100% owned by Wesfarmers Coal Resources Pty Ltd, which is a wholly owned subsidiary of Wesfarmers.

(b). Wesfarmers Char: Its principal businesses are the research and development of the technology and procedures in relation to processing coal char from low rank coals. It is 100% owned by Wesfarmers Chemicals, Energy & Fertilisers Limited, which is a wholly owned subsidiary of Wesfarmers.

(2) Basic Information of Premier Coal

Premier Coal mine is an open pit coal mine which is situated 200 kilometers south of Perth, the capital city of West Australia. Its major product is low ash, low sulphur sub-bituminous coal, which is supplied to power stations and industrial customers. It also produces a small quantity of nut coal, which is supplied to metallurgical customers. As of 30 June 2011, its coal reserves conforming to the Australasian Joint Ore Reserves Committee (JORC) Standard of Australia amounted to approximately 138 million tones and its coal resources are approximately 535 million tonnes. Its current annual production capacity is approximately 5 million tonnes. Its actual production volume in the fiscal year of 2011 (from 1 July 2010 to 30 June 2011) was 3.5 million tonnes.

(3) Basic Information of Wesfarmers Char

Wesfarmers Char possesses innovative production technologies which enable it to process coal chars from low rank coals to substitute some of coal or carbon products for industrial use. Wesfarmers Char has Australian and international patents covering key process technologies. Due to the effect of global financial crisis on its major customers, Wesfarmers Char has suspended commercial operations since May 2009 and was placed on a routine care and maintenance program.

(4) The Financial Conditions of the Project

As of 30 June 2011, the consolidated total assets of both Premier Coal and Wesfarmers Char (“Premier Coal Project”) are AUD243.2 million, with total liabilities of AUD 71 million and an aggregate net asset value of AUD 172.2 million.

As of the financial year of 2011, the consolidated revenue for the main business of Premier Coal Project amounted to AUD143.4 million, with a profit before interest and taxes of AUD11.5 million (equivalent to approximately RMB 72.20 million), which is approximately 0.80% of the Company’s 2010 net profits of RMB 9,009 million (which is audited in accordance with the accounting standards of the People’s Republic of China).

The Main Content of the Transaction

(1) The Subject of the Transaction

Wesfarmers sells 100% equity interests of both Premier Coal and Wesfarmers Char as a package.

(2) Acquisition Consideration

The acquisition consideration is AUD 296.8 million (equivalent to approximately RMB1,863 million), which is approximately 5.07 % of the net asset of the Company of RMB 36,722 million, which is audited in accordance with the accounting standards of the People’s Republic of China as of 30 December 2010.

(3) The Acquirer

Austar, as the acquirer, will execute the acquisition.

(4) The means of acquisition

Austar will acquire 100% equity interests in Premier Coal and Wesfarmers Char by cash. All debts of Premier Coal and Wesfarmers Char should be settled according to the Share Sale Agreement by the counterparties.

The Purpose of the Equity Acquisition and its Impact on the Company

Western Australia has an advanced and developed mining economy with a steady increasing demand for energy, and since Premier Coal is one of the only two current operating coal mines in Western Australia, the acquisition of Premier Coal would be beneficial for the Company to become one of the major coal providers in Western Australia, to further develop its local market and to seize the business opportunities of the future market expansion.

The Premier Coal Project possesses rich reserves and resources and has potential for production expansion. It will be an important supplementary back-up for the business development of the Company in Australia. After the completion of this acquisition, the coal resources and reserves of the Company will be further increased, and the asset portfolio of Yancoal Australia will also be optimized. This will secure the sustainable growth and increase the profitability of the Company in the future, and facilitate the Company’s expansion in the international coal market and the effective implementation of the Company’s “Going Out” strategy for resource development.

Document for Inspection

The meeting minutes of the working meeting of the general manager’s office of Yanzhou Coal Mining Company Limited.

By order of the board of Directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the board

Zoucheng, Shandong Province, the PRC

27 September 2011

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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